Exhibit 99.1

AirNet Announces Adoption of a Shareholder Rights Plan

BEIJING, August 13, 2020 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), an in-flight solution provider on connectivity, entertainment, and digital multimedia in China, today announced that its board of directors (the “Board”) has adopted a shareholder rights plan. Pursuant to the plan, the Company will issue one right (a “Right”) with respect to each outstanding ordinary share of the Company of a par value of US$0.001 each (the “Ordinary Shares”), held of record at the close of business on August 24, 2020.

The shareholder rights plan, which has a term of one year, is designed to guard against coercive or otherwise unfair takeover tactics to gain control or undue influence of the Company without offering a fair and adequate price and terms to shareholders of the Company. The plan does not prevent the Board from considering or accepting an offer to acquire the Company if the board believes that such action is fair, advisable and in the best interest of shareholders of the Company as a whole.

Each Right will initially entitle the registered holder to purchase one Ordinary Share at an exercise price of US$0.9 per Right, subject to adjustment. However, the Rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events. More specifically, if a person or group acquires 15% or more of the outstanding Ordinary Shares while the shareholder rights plan remains in place, then the Rights will become exercisable by all Rights holders (except the acquiring person or group) for that number of Ordinary Shares having a then-current market value of twice the exercise price of a Right. However, by way of illustration, if a shareholder’s beneficial ownership of Ordinary Shares as of the time of this announcement of the shareholder rights plan is at or above the 15% threshold, that shareholder’s existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after this announcement the shareholder increases its ownership percentage by 1% or more without the prior approval of the Board. In addition, if after a person or group acquires 15% or more of the outstanding Ordinary Shares, the Company consolidates or merges or participates in a scheme of arrangement or statutory share exchange with any other entity or the Company sells or transfers more than 50% of its assets, operating income or cash flow, then each Right will entitle its holder to purchase, for the exercise price, that number of shares of the person engaging in the transaction having a then-current market value of twice the exercise price of a Right. The acquiring person will not be entitled to exercise these rights. The Board may redeem the Rights for US$0.001 per Right at any time before an event that causes the Rights to become exercisable.

Additional details about the shareholder rights plan will be contained in a Form 6-K to be filed by the Company with the U.S. Securities and Exchange Commission.

About AirNet

Incorporated in 2007 and headquartered in Beijing, China, AirNet provides in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with its partners, AirNet empowers Chinese airlines with seamlessly immersive Internet connections through a network of satellites and land-based beacons, provides airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers. For more information, please visit http://ir.ihangmei.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding the development of the COVID-19 pandemic and its impact on the Company’s business operations. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but not limited to the following: its ability to achieve and maintain profitability; its ability to continuously improve its solutions and services enabling inflight connectivity; its ability to compete effectively against its competitors; the expected growth in consumer spending, average income levels and advertising spending levels; the growth of the inflight connectivity industry in China; and government policies affecting the inflight connectivity industry in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Yan Liu

Director, Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com